                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO RULE
                                 RULE 13d-2(a)

                             (Amendment No. __)*


                             DEMANDSTAR.COM, INC.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, par value $0.0001 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  24802Q 10 2
        _______________________________________________________________
                                (CUSIP Number)

                               Glenn S. Ballman
                            Chief Executive Officer
                                Onvia.com, Inc.
                              1260 Mercer Street
                               Seattle, WA 98109
                                (206) 282-5170
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 20, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 24802Q 10 2                                  Page 1 of 9 Pages
-------------------------                              -------------------------

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Onvia.com, inc.
      91-1859172
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      00

------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                      8   SHARED VOTING POWER
   BENEFICIALLY           3,489,930 (See Item 5 herein)

     OWNED BY
                   -----------------------------------------------------------
       EACH           9   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,489,930 (See Item 5 herein)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.6% (See Item 5 herein)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 24802Q 10 2                                  Page 2 of 9 Pages
-------------------------                              -------------------------

Item 1 - Security and Issuer

       This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.0001 per share (the "Shares" or the "DemandStar Common Stock"), of DemandStar.com, Inc., a Florida corporation ("DemandStar"). The principal executive office of DemandStar is located at 1200 S. Pine Island Road, Suite 600, Plantation, Florida 33324.

Item 2 - Identity and Background

       This Schedule 13D is filed by Onvia.com, Inc., a Delaware corporation ("Onvia" or the "Reporting Person"). Onvia is a business-to-business exchange for small business buyers and sellers. The address of the principal business and principal office of Onvia is 1260 Mercer Street, Seattle, WA 98109.

       To the best of Onvia's knowledge as of the date hereof, the name, business address, and present principal occupation or employment of each executive officer and director of Onvia is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

       During the last five years, neither Onvia nor, to the best of Onvia's knowledge, any of the executive officers or directors of Onvia listed in
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

       Onvia entered into an Agreement and Plan of Merger dated as of November 20, 2000, by and among Onvia, Dragon Acquisition Corporation, a Florida corporation and newly formed wholly owned subsidiary of Onvia ("Newco"), and DemandStar (the "Merger Agreement"), providing for the merger (the "Merger") of Newco with and into DemandStar with DemandStar as the surviving corporation, pursuant to which the outstanding Shares will be converted into the right to receive shares of common stock of Onvia. The Merger is subject to the approval of the Merger Agreement by DemandStar.com's shareholders, any required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The shares of common stock of Onvia issuable in the transaction will be newly issued or treasury shares of Onvia.

       As an inducement for Onvia to enter into the Merger Agreement and in consideration thereof, certain shareholders of DemandStar (collectively, the "Shareholders"), entered into voting agreements with, and each executed an irrevocable proxy in favor of, Onvia (the "Voting

                                 SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 24802Q 10 2                                  Page 3 of 9 Pages
-------------------------                              -------------------------

Agreements"), dated as of November 20, 2000, whereby the Shareholders agreed, severally and not jointly, to vote (i) in favor of approval of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger, and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) between DemandStar and any person or entity other than Onvia or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of DemandStar under the Merger Agreement or which could result in any of the conditions to DemandStar's obligations under the Merger Agreement not being fulfilled. The irrevocable proxy executed by the Shareholders in favor of Onvia permits Onvia to vote each Shareholder's Shares in accordance with the terms outlined in the preceding sentence. Onvia did not pay additional consideration to any Shareholder in connection with the execution and delivery of the Voting Agreements. References to, and descriptions of, the Merger Agreement and the Voting Agreements, respectively, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, respectively, included as Exhibits 1 and 2 to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4 - Purpose of Transaction

     (a) - (j) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.

     Pursuant to the Voting Agreements, the Shareholders have agreed to vote all of the Shares beneficially owned by them in favor of the approval and adoption of the Merger Agreement and the Merger and to not sell or otherwise transfer such Shares until the Voting Agreements have terminated. The Voting Agreements each terminate upon the earlier to occur of (1) completion of the Merger, (2) six months after the termination of the Merger Agreement or (3) June 30, 2001. The name of each Shareholder and the number of outstanding shares of DemandStar Common Stock held by each Shareholder are set forth on the signature pages to the Voting Agreements which are incorporated herein by reference. The purpose of the Voting Agreements are to facilitate consummation of the Merger.

     Upon consummation of the Merger as contemplated by the Merger Agreement (1) Newco will be merged into DemandStar, (2) the Board of Directors of DemandStar will be replaced by the Board of Directors of Newco, (3) the Articles of Incorporation and Bylaws of DemandStar will be replaced by the Articles of Incorporation and Bylaws of Newco, (4) the Shares will cease to be eligible for trading on the National Association of Securities Dealers' OTC Bulletin Board service, and (5) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Under the terms of the Merger Agreement, Onvia shall make loans to DemandStar on the dates and in the amounts set forth in the table below:

                                 SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 24802Q 10 2                                  Page 4 of 9 Pages
-------------------------                              -------------------------


     ---------------------------------------------------------------------------
                                            Aggregate Funding
                                            -----------------    Fully-Diluted
       Funding Date       Funding Amount          Amount          Percentage
       ------------       --------------          ------          ----------
     ---------------------------------------------------------------------------
     December 1, 2000      US$2,000,000        US$2,000,000           15%
     ---------------------------------------------------------------------------
     January 1, 2001       US$1,000,000        US$3,000,000            4%
     ---------------------------------------------------------------------------
     February 1, 2001      US$1,000,000        US$4,000,000            4%
     ---------------------------------------------------------------------------
     March 1, 2001         US$1,000,000        US$5,000,000            2%
     ---------------------------------------------------------------------------

Each of the four loans shall be made pursuant to a separate Convertible Promissory Note, the form of which is attached as Exhibit 3 to this Schedule 13D. Each promissory note, including interest thereon, shall be due and payable on November 1, 2003, or, as set forth in the Merger Agreement, on certain earlier dates if the Merger Agreement is terminated. At any time after any of the promissory notes described above become due and payable, the entire principal amount of and accrued interest on such note, and any and all other convertible notes made by DemandStar for the benefit of Onvia, may be converted into that number of shares of Series C Preferred Stock of DemandStar (the "Series C Preferred") equal to the percentage of DemandStar's outstanding capital stock (determined on a fully-diluted basis and in accordance with United States generally accepted accounting principles, consistently applied) set forth in the table above. If any such promissory note becomes repayable, DemandStar is obligated to file the Certificate of Designation, the form of which is attached hereto as Exhibit 4 to this Schedule 13D, to create such number of shares of Series C Preferred as required to permit conversion of all such promissory notes then outstanding. Blanks in each of the form of promissory note and the Certificate of Designation are to be completed in accordance with the Merger Agreement.

     References to, and descriptions of, the Merger Agreement, the Voting Agreements, the form of Convertible Promissory Note, and the form of Certificate of Designation, as set forth in this Item 4 are qualified in their entirety by reference to the copies of such documents, included as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5 - Interest in Securities of the Issuer

     The information set forth or incorporated by reference in Items 2, 3 and 4 is incorporated herein by reference.

     The number of Shares subject to the Voting Agreements is 3,489,930. This represents approximately 41.6% of the outstanding Shares. This represents approximately 37.7% of the outstanding voting power of DemandStar because, pursuant to DemandStar's Articles of Incorporation, the shares of Series A Preferred Stock are subject to certain limitations on voting power based on the aggregate number of shares of Series A Preferred Stock and shares of DemandStar Common Stock held by H.T.E., Inc. ("H.T.E."). The number of Shares subject to

                                 SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 24802Q 10 2                                  Page 5 of 9 Pages
-------------------------                              -------------------------

the Voting Agreements set forth in this paragraph assumes that the 750,000 shares of Series A Preferred Stock held by H.T.E. are converted to DemandStar Common Stock on a one-for-one basis in accordance with DemandStar's Articles of Incorporation.

     By virtue of the Voting Agreements, Onvia may be deemed to share with the Shareholders the power to vote shares of DemandStar Common Stock subject to the Voting Agreements. However, Onvia (a) is not entitled to any rights as a shareholder of DemandStar as to the shares of DemandStar Common Stock covered by the Voting Agreements, (b) is not entitled to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of DemandStar Common Stock covered by the Voting Agreements, and (c) expressly disclaims any beneficial ownership of the shares of DemandStar Common Stock subject to the Voting Agreements.

     Shares of Series C Preferred Stock and of DemandStar Common Stock issuable upon conversion of the Convertible Promissory Notes to be entered into pursuant to the Merger Agreement have not been included in the number of shares of DemandStar Common Stock described in this Schedule 13D. Those shares are not beneficially owned by Onvia, as determined pursuant to Rule 13d-3 of the Exchange Act, as of the date hereof because unless the Merger Agreement is terminated prior to consummation of the transactions contemplated thereby, the Convertible Promissory Notes do not mature until November 1, 2003.

     Other than as set forth in this Schedule 13D, to the best of Onvia's knowledge as of the date hereof (i) neither Onvia nor any subsidiary or affiliate of Onvia nor any of Onvia's executive officers or directors, beneficially owns any shares of DemandStar Common Stock, and (ii) there have been no transactions in the shares of DemandStar Common Stock effected during the past 60 days by Onvia, nor to the best of Onvia's knowledge, by any subsidiary or affiliate of Onvia or any of Onvia's executive officers or directors.

     References to, and descriptions of, the Merger Agreement, the Voting Agreements, the form of Convertible Promissory Note, and the form of Certificate of Designation, as set forth in this Item 5 are qualified in their entirety by reference to the copies of such documents, included as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the form of Voting Agreements are included as Exhibits 1 and 2, respectively, to this Schedule 13D. To the best of Onvia's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in

                                 SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 24802Q 10 2                                  Page 6 of 9 Pages
-------------------------                              -------------------------

Item 2 above and between any such persons and any person which respect to any securities of DemandStar.

Item 7 - Material to be Filed as Exhibits

Exhibit        Description

1 Agreement and Plan of Merger dated as of November 20, 2000, by and among Onvia.com, Inc., Dragon Acquisition Corporation, and DemandStar.com, Inc. (without exhibits).

2 Form of Voting Agreement dated as of November 20, 2000, between Onvia.com, Inc. and each of the shareholders of DemandStar.com, Inc. as indicated on the cover page thereto.

3              Form of Convertible Promissory Note.

4              Form of Certificate of Designation.

                                 SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 24802Q 10 2                                  Page 7 of 9 Pages
-------------------------                              -------------------------

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Onvia.com, Inc.


Date:  November 29, 2000                    /s/ Michael A. Jacobsen
                                            -----------------------------------
                                            Michael A. Jacobsen
                                            Vice President, Finance

                                 SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 24802Q 10 2                                  Page 8 of 9 Pages
-------------------------                              -------------------------


                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                               OF ONVIA.COM, INC.

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Onvia. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 1260 Mercer Street, Seattle, Washington 98109.

                               BOARD OF DIRECTORS

Name and Title                    Present Principal Occupation
--------------                    ----------------------------
Glenn S. Ballman,                 Chief Executive Officer and Chairman of the Board, Onvia.com, Inc.
Chairman of the Board
(Canadian Citizen)

Jeffrey C. Ballowe,               Director, Onvia.com, Inc., c/o 85 Estrada Calabasa, Sante Fe, NM  87501
Director

William W. Ericson,               General Partner, Mohr Davidow Ventures, 505 5th Avenue South,
Director                          Suite 610, Seattle, WA  98104

Michael D. Pickett,               President and Chief Operating Officer, Onvia.com, Inc.
Director

Kenneth S. Fox,                   Managing Director, Internet Capital Group, One Market Plaza, Spear Street
Director                          Tower, Suite 307, San Francisco, CA  94105

Nancy J. Schoendorf,              General Partner, Mohr Davidow Ventures, 2775 Sand Hill Road, Suite 240, Menlo
Director                          Park, CA  94025

Steven D. Smith,                  Managing Director, GE Equity, 120 Long Ridge Road, Stamford, CT 06927
Director


                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


Name and Title                    Title and Present Principal Occupation
--------------                    --------------------------------------

                                 SCHEDULE 13D
-------------------------                              -------------------------
CUSIP NO. 24802Q 10 2                                  Page 9 of 9 Pages
-------------------------                              -------------------------



Mark J. Calvert                   Chief Financial Officer, Onvia.com, Inc.

Kristen M. McLaughlin             Chief Strategy Officer, Onvia.com, Inc.

Michael A. Jacobsen               Vice President of Finance, Onvia.com, Inc.